EXHIBIT 12.2
EPR PROPERTIES
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Year Ended December 31,
	2012		2011		2010		2009		2008
Earnings:
Income before equity in income from joint ventures, noncontrolling interests and discontinued operations (1)	$132,841		$110,595		$114,327		$31,795		$123,239
Fixed charges before preferred dividends	77,582		72,012		70,754		64,191		65,090
Distributions from equity investments	1,046		2,848		2,482		986		2,262
Capitalized interest	(859)		(498)		(383)		(600)		(797)

Adjusted Earnings	$210,610		$184,957		$187,180		$96,372		$189,794

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$76,656		$71,481		$70,334		$63,516		$63,383
Interest income	67		33		37		75		910
Capitalized interest	859		498		383		600		797
Preferred dividends	24,508		28,140		30,206		30,206		28,266

Combined Fixed Charges and Preferred Dividends	$102,090		$100,152		$100,960		$94,397		$93,356

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.1	x	1.8	x	1.9	x	1.0	x	2.0	x

(1)
Earnings before equity in income from joint ventures, noncontrolling interests and discontinued operations for the years ended December 31, 2012 and 2011 includes $10.9 million and $18.7 million, respectively, in impairment charges for properties held and used. Earnings before equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2010 includes a $0.5 million impairment charge for other assets and $0.7 million in provision for loan losses.  Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2009 includes $2.1 million in impairment charges for properties held and used and $71.0 million in provision for loan losses.